UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Final Amendment

CollaGenex Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

19419B100

(CUSIP Number)

Todd E. Molz

Managing Director and General Counsel

Oaktree Capital Group Holdings GP, LLC

333 South Grand Avenue, 28th Floor

Los Angeles, CA  90071

(213) 830-6300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Jeffrey H. Cohen

Skadden, Arps, Slate, Meagher & Flom LLP

300 South Grand Avenue

Los Angeles, California 90071

(213) 687-5000

April 8, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19419B100

1.	Names of Reporting Persons OCM Principal Opportunities Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) -0-

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 19419B100

1.	Names of Reporting Persons Oaktree Fund GP I, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) -0-

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 19419B100

1.	Names of Reporting Persons Oaktree Capital I, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) -0-

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 19419B100

1.	Names of Reporting Persons OCM Holdings I, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) -0-

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 19419B100

1.	Names of Reporting Persons Oaktree Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) -0-

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 19419B100

1.	Names of Reporting Persons Oaktree Capital Group, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) -0-

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 19419B100

1.	Names of Reporting Persons Oaktree Capital Group Holdings, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) -0-

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 19419B100

1.	Names of Reporting Persons Oaktree Capital Group Holdings GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) -0-

14.	Type of Reporting Person (See Instructions) OO

This Amendment No. 8 – Final Amendment (this “Amendment”) amends and supplements, pursuant to Rule 13d-2(a), the Schedule 13D (the “Schedule 13D”) of OCM Principal Opportunities Fund, L.P. (the “Oaktree Fund”) and Oaktree Capital Management, L.P. (formerly Oaktree Capital Management, LLC), filed with the Securities and Exchange Commission (the “SEC”) on May 21, 1999.  Capitalized terms used and not defined herein shall have the meaning set forth in Amendment No. 7 to the Schedule 13D filed with the SEC on February 27, 2008.

Item 4.	Purpose of Transaction

Item 4 is amended and supplemented as follows:

On April 3, 2008, the Oaktree Fund tendered 62,933 shares of Common Stock into the Tender Offer.  On April 8, 2008, Purchaser purchased all of the shares of Common Stock tendered and not withdrawn in the Tender Offer for $16.60 per share.  Concurrently with the purchase of shares of Common Stock in the Tender Offer, the Oaktree Fund sold 177,000 shares of Series D-1 Preferred Stock (convertible into an aggregate of 2,082,353 shares of Common Stock) pursuant to the Purchase and Voting Agreement.  The Oaktree Fund received an amount in cash equal to the product of the aggregate number of shares of Common Stock into which such shares of Series D-1 Preferred Stock were convertible multiplied by $16.60, the offer price in the Tender Offer.  As a result of such transactions on April 8, 2008, the Oaktree Fund beneficially owns no shares of Common Stock and the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock.

Item 5.	Interest in Securities of the Issuer
Item 5 is amended and supplemented as follows: The information contained on the cover pages of this Schedule 13D and set forth under Item 4 above is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits
Exhibit 6	Joint filing agreement, dated as of February 27, 2008 (incorporated herein by reference to Exhibit 4 to Amendment No. 7 to the Schedule 13D filed with the SEC on February 27, 2008).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 9, 2008

OCM PRINCIPAL OPPORTUNITIES
FUND, L.P.
By: Oaktree Fund GP I, L.P.
Its: General Partner

	By:	/s/ Todd Molz
	Name:	Todd Molz
	Title:	Authorized Signatory

	By:	/s/ Richard Ting
	Name:	Richard Ting
	Title:	Authorized Signatory

OAKTREE FUND GP I, L.P.

	By:	/s/ Todd Molz
	Name:	Todd Molz
	Title:	Authorized Signatory

	By:	/s/ Richard Ting
	Name:	Richard Ting
	Title:	Authorized Signatory

OAKTREE CAPITAL I, L.P.
By: OCM Holdings I, LLC
Its: General Partner

	By:	/s/ Todd Molz
	Name:	Todd Molz
	Title:	Vice President and Secretary

	By:	/s/ Richard Ting
	Name:	Richard Ting
	Title:	Vice President and Assistant Secretary

OCM HOLDINGS I, LLC

By:	/s/ Todd Molz
Name:	Todd Molz
Title:	Vice President and Secretary

By:	/s/ Richard Ting
Name:	Richard Ting
Title:	Vice President and Assistant Secretary

OAKTREE HOLDINGS, LLC
By: Oaktree Capital Group, LLC
Its: Managing Member

By:	/s/ Todd Molz
Name:	Todd Molz
Title:	Managing Director
General Counsel

By:	/s/ Richard Ting
Name:	Richard Ting
Title:	Managing Director
Associate General Counsel

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Todd Molz
Name:	Todd Molz
Title:	Managing Director
General Counsel

By:	/s/ Richard Ting
Name:	Richard Ting
Title:	Managing Director
Associate General Counsel

OAKTREE CAPITAL GROUP HOLDINGS, L.P.
By: Oaktree Capital Group Holdings GP, LLC
Its: General Partner

By:	/s/ Todd Molz
Name:	Todd Molz
Title:	Managing Director
General Counsel

By:	/s/ Richard Ting
Name:	Richard Ting
Title:	Managing Director
Associate General Counsel

OAKTREE CAPITAL GROUP HOLDINGS GP,
LLC

By:	/s/ Todd Molz
Name:	Todd Molz
Title:	Managing Director
General Counsel

By:	/s/ Richard Ting
Name:	Richard Ting
Title:	Managing Director
Associate General Counsel